Exhibit 99.1

DirectBooking Technology Co., Ltd.

直订科技有限公司

Room 2912, 29/F., New Tech Plaza

34 Tai Yau Street, San Po Kong

Kowloon, Hong Kong

PRESS RELEASE

Hong Kong, December 2, 2025 — DirectBooking Technology Co., Ltd. (NASDAQ: ZDAI) (the “Company”), a holding company incorporated in the Cayman Islands that provides transportation and construction engineering services, today announced that it will hold an annual general meeting of shareholders of the Company (“Annual General Meeting”) at Room 2912, 29/F., New Tech Plaza, 34 Tai Yau Street, San Po Kong, Kowloon, Hong Kong, on December 14, 2025 at 9:00 am (Hong Kong time).

The purpose of the Annual General Meeting is for the Company’s shareholders to consider, and if thought fit, pass and approve the following proposals:

Proposal One	RESOLVED as an ordinary resolution that the authorized share capital of the Company be amended in the following manner and sequence (collectively, “Share Capital Changes”) with immediate effect:

(i)	the Company’s authorized share capital be increased from US$50,000 divided into 1,000,000,000 ordinary shares of a par value of US$0.00005 each to US$250,000 divided into 5,000,000,000 ordinary shares of a par value of US$0.00005 each, by the creation of an additional 4,000,000,000 ordinary shares of a par value of US$0.00005 each;

(ii)	4,000,000,000 authorized ordinary shares of par value US$0.00005 each (including all of the existing issued ordinary shares) in the Company be re-designated and re-classified as 4,000,000,000 class A ordinary shares of par value US$0.00005 each (the “Class A Ordinary Shares”), where the rights of the existing ordinary shares shall be the same as such class A ordinary shares; and

(iii)	1,000,000,000 authorized but unissued ordinary shares of par value of US$0.00005 each in the Company be cancelled and a new class of shares comprising of 1,000,000,000 class B ordinary shares of par value US$0.00005 each (the “Class B Ordinary Shares”), which will be entitled to fifty (50) votes per share, with the rights and privileges as set out in the Second Amended M&A (as defined below) be created, such that the authorized share capital of the Company shall become US$250,000 divided into (i) 4,000,000,000 class A ordinary shares of par value US$0.00005 each and (ii) 1,000,000,000 class B ordinary shares of par value US$0.00005 each.

Proposal Two

RESOLVED as a special resolution that the second amended and restated memorandum and articles of association of the Company as set forth in Appendix A to the notice of annual general meeting and the proxy statement (the “Second Amended M&A”) be adopted in in substitution for and to the exclusion of the memorandum and articles of association of the company currently in effect in its entirety with effect upon the Share Capital Changes taking effect.

Proposal Three	RESOLVED as an ordinary resolution that following the Share Capital Changes and conditional upon the approval of the Board of Directors, on an effective date within one (1) calendar year after the conclusion of the Annual General Meeting to be determined by the Board of Directors, whereby:

(i)	every one thousand (1,000) then existing issued and unissued class A ordinary shares of US$0.00005 par value each, or such lesser whole number of shares of not being less than two (2) as the Board of Directors may determine in its sole discretion, be consolidated into one (1) class A ordinary share (the “Consolidated Class A Ordinary Shares”), where such Consolidated Class A Ordinary Shares shall rank pari passu in all respect with each other and have the same rights and are subject to the same restrictions (save as to nominal value) as the then existing class A ordinary shares of the Company as set out in the Second Amended M&A;

(ii)	every one thousand (1,000) then existing issued and unissued class B ordinary shares of US$0.00005 par value each, or such lesser whole number of shares of not being less than two (2) as the Board of Directors may determine in its sole discretion, be consolidated into one (1) class B ordinary share (the “Consolidated Class B Ordinary Shares”), where such Consolidated Class B Ordinary Shares shall rank pari passu in all respect with each other and have the same rights and are subject to the same restrictions (save as to nominal value) as the then existing class B ordinary shares of the Company as set out in the Second Amended M&A;

(collectively, the “Share Consolidation”)

(iii)	all fractional entitlements to the issued Consolidated Class A Ordinary Shares and Consolidated Class B Ordinary Shares as resulted from the Share Consolidation will not be issued to the Shareholders and instead, any fractional shares that would have resulted from the Share Consolidation will be rounded up to the next whole number; and

(iv)	the Board of Directors be authorized and directed to do all such acts and things as it may consider necessary or desirable for the purpose of effectuating the Share Consolidation, including determining the definitive ratio of the Share Consolidation, the effective date of the Share Consolidation and any other changes to the Company’s authorized share capital in connection with and as necessary to effect the Share Consolidation.

Proposal Four

RESOLVED as special resolution that subject to and immediately following the Share Consolidation being effected, the relevant provisions of the memorandum and articles of association of the Company then in effect be amended to reflect the Share Consolidation.

The board of directors of the Company (“the Board of Directors”) has fixed the close of business on November 10, 2025 as the record date (“Record Date”) in order to determine the shareholders entitled to receive notice of the Annual General Meeting or any adjourned or postponed meeting thereof, and attend and vote at the Annual General Meeting.

Holders of the Company’s ordinary shares whose names are on the register of members of the Company at the close of business on the Record Date are entitled to attend and vote at the Annual General Meeting and any adjournment or postponement thereof in person.

About DirectBooking Technology Co., Ltd.

The Company is a holding company incorporated in the Cayman Islands that provides transportation and construction engineering services. On the basis of its existing operations, the company is committed to transforming traditional industries such as hospitality and retail, empowering industries, and driving sustainable value creation. As a comprehensive enterprise group integrating baijiu liquor production, research and development, and sales, the Company and its subsidiaries (the “Group”) aims to implement its strategic plan of “empowering traditional industries with technology.” By leveraging its technological capabilities to redefine industry boundaries, it seeks to build a “digital ecosystem matrix”.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding the matters to be considered at the Annual General Meeting, the Company’s future business strategies, growth prospects, market opportunities, operational plans, and financial position. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether identified in this press release, and on the current expectations of the Company’s management and are not predictions of actual performance.

The Company cannot assure you the forward-looking statements in this press release will be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including those included under the heading “Risk Factors” in the Company’s filings with the SEC. There may be additional risks that the Company does not presently know or that the Company currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of the Company as of the date of this press release. Subsequent events and developments may cause those views to change. However, while the Company may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of the Company as of any date subsequent to the date of this press release. Except as may be required by law, the Company does not undertake any duty to update these forward-looking statements.

For further information, please contact:

Celestia Investor Relations

Email: investors@celestiair.com